LAW DEPARTMENT

Shirley A. Baum

Associate General Counsel

Direct Line: (602) 250-3706

February 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Pinnacle West Capital Corporation Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2012
File No. 1-8962 and 1-4473

Ladies and Gentlemen:

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, as amended, enclosed please find a complete copy of the Pinnacle West Capital Corporation and the Arizona Public Service Company Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2012, including financial statements and exhibits, filed as a part thereof.  In 2012, Pinnacle West Capital Corporation and Arizona Public Service Company changed their method of presenting comprehensive income due to the adoption of amended guidance on the presentation of comprehensive income.  The change in presentation was applied retrospectively to all periods presented.  In 2012, there were no material changes in accounting principles or practices that impacted Pinnacle West Capital Corporation’s and Arizona Public Service Company’s consolidated financial statements.

If you have any questions with respect to the enclosed Form 10-K, please contact me at (602) 250-3706.

Sincerely,

/s/ Shirley A. Baum

Shirley A. Baum

SAB:bjd

Enclosure

APS •  El Dorado

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999

Phone:  602 250-3630, Fax: (602) 250-3393, E-mail:  shirley.baum@pinnaclewest.com